

HELEUM
2019 Report

Dear investors,

Dear Heleum Investors,

Guess what? We're back! Where were we? After we officially turned off our Uphold app in February of 2019, we had to let go of our team to reduce our burn rate while we planned the new application. I personally was fortunate to become an instructor at a coding school. As a result, I started doing freelance web development. In line with that, I recently decided to launch a new full stack web, mobile, and blockchain development company, Nuclius, which will become the parent company for Heleum and the launching pad for all of the other SAAS, fintech, and entertainment apps in the future. This company will help us launch Heleum faster. We're building a brand new version of Heleum from the ground up.

Whereas before we gave users no view into the trading strategy, the new version will be built on the premise that users choose their own strategy, either by making one or copying from others. The secret sauce will be storing all versions of all strategies made and used for all time on the Bitcoin SV blockchain, along with all the trading history associated with those automated strategies. That way, all users will be able to see which strategies are performing the most profitably. We plan to make Heleum available on multiple exchanges to support cryptocurrency AND traditional equity investments (stocks, futures, forex).

In addition, we will soon start sharing profits from Nuclius with our Heleum investors and users, giving you a small return on investment and helping our past users recover from the cryptocurrency crash we all felt deeply in 2018. We plan to start this in July 2020, with more information to follow on our websites.

That's all for now. Wish us luck and feel free to help in any way you can.

Sincerely,

Your Heleum Team
Pace Ellsworth, CEO

We need your help!

Our investors can help us in many amazing ways:
- Pace Ellsworth will be reaching out to each investor in the next few months to get feedback on the new business plan. If you have any ideas or suggestions, they will be recorded and discussed with the team to make sure we meet the needs of our community.
- If you have a web, mobile, or blockchain project you need help with, please let us know as soon as possible so our partner company Nuclius can help you with that. Likewise other projects you have invested in. If they need assistance, refer them to us so we can grow Nuclius. We are currently planning so that 10% of all Nuclius revenue will be shared with our investors and users.
- Are you a developer, too, or do you want to join our management team? You can help ensure your return on investment by joining our team and helping us execute on our vision.
- Gear up for our relaunch and help us promote the app once the Nu Heleum v0.1 beta is produced. The faster we can scale Heleum, the more we'll be able to add amazing features and make it your favorite automated investing app.
- Support our next raise for Heleum or potential raises planned for Nuclius. We don't have these raises scheduled yet, and want the support of our investor community before we pull any triggers.

Sincerely,

Pace Ellsworth
CEO

Taylor Ellsworth
CTO

Our Mission

At Heleum, we're working to: - Grow a massive user base - Release new services to automatically trade assets all around the world - Help users manage their finances automatically so they can focus on what matters in their lives

See our full profile

How did we do this year?

Report Card

B-

The Good

We were able to eliminate our user risk and capital losses by pausing our application.

We reduced our company expenses to only a few hundred dollars per month in overhead while gradually paying down our near term debt.

We developed crucial relationships, partnerships, and business plans which have led to new revenue streams this year.

The Bad

We had to deactivate our Heleum app and service. This upset us greatly. Despite this, we remain dedicated to our users.

Due to lack of revenue and app activity, we had to let go all of our team. We thankfully all found other income streams.

We didn't make much progress in new development due to our team not being available to work together.

2019 At a Glance

January 1 to December 31


$$$$

$5,800 [83%]
Revenue



-$21,939
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2017



$616
Cash on Hand
As of 05/23/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Heleum is building an automated trading application to allow users to create and share automated trading strategies, and record their trading history to the Bitcoin SV blockchain. Heleum plans to allow trading of cryptocurrencies, as well as stocks, options, futures, and foreign exchange currencies.

We operated a one-size-fits-all cryptocurrency trading application from late 2017 to early 2019. Due to unfavorable trading conditions and the volatility of the cryptocurrency market, we paused our application to rebuild with a more stable and scalable vision.

At Heleum, we're working to:
- Build our new flagship web and mobile application
- Release new services to automatically trade assets all around the world
- Help users manage their finances automatically so they can focus on what matters in their lives

Milestones

Heleum LLC was incorporated in the State of Arizona in April 2017.

Since then, we have had:

- over 5,000 new users in 96 countries.

- hands-free cryptocurrency trading.

- multiple asset classes, with an eye on expansion.

Historical Results of Operations

Our company was organized in April 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $5,800 compared to the year ended December 31, 2018, when the Company had revenues of $34,255.

- *Assets.* As of December 31, 2019, the Company had total assets of $573, including $573 in cash. As of December 31, 2018, the Company had $11,029 in total assets, including $11,029 in cash.

- *Net Loss.* The Company has had net losses of $21,939 and $87,118 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $140,141 for the fiscal year ended December 31, 2019 and $122,212 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $154,960 in debt. Except as otherwise described in this report, we do not have additional sources of capital. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

No significant financial changes in the business have occurred from 12/31/2019 to today, 05/23/2020. Heleum LLC cash in hand is $615.80, as of May 23, 2020. Over the last three months, revenues have averaged $3/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,633/month, for an average burn rate of $3,630 per month.

While revenue has remained near zero, we have cut our expenses further in preparation for a lean restart to our development. Our founders have started a new software development company, Nuclius, to fully fund and organize Heleum's re-launch development & marketing. We anticipate reducing our overhead to almost zero shortly as all regular expenses are rolled into Nuclius. Our revenue will likely remain low for the next 6 months as we don't anticipate relaunching Heleum until 2021. Our intention is to be profitable in 6-12 months. Once it launches, we anticipate getting monthly recurring revenue from account balances, and possibly optional tips.

However, starting in July, we intend to begin capital sharing using investment capital from Nuclius. This will both be for helping our investors achieve a return on investment, and help users recover funds lost in the cryptocurrency crash.We will rely on investment capital from Nuclius in the next 6-12 months as Nuclius employs the developers needed to rebuild Heleum from scratch with a new business model, which will be announced in the future. Nuclius is a new, solvent, debt-free company wholly owned by Heleum CEO Pace Ellsworth. Nuclius is growing rapidly through software development contracts with various small businesses in the US.

Net Margin: -378% **Gross Margin:** 100% **Return on Assets:** -3,829% **Earnings per Share:** -$2,193.90

Revenue per Employee: $1,933 **Cash to Assets:** 94% **Revenue to Receivables:** ~ **Debt Ratio:** 24,457%

HELEUM_AnnualReport_2019_2018_FINAL.pdf

We ❤ Our 258 Investors

Thank You For Believing In Us

Stephen Chandler
Evan J SEGAL
William Bahl
Anthony Sippio
Sam Simonovich
Henry Henderson
Jennifer Zachey
Amati Harris
Patrick Norton
Micah French
Mike Peters
Richard Tran
Gregory Steenbeek
Paul Washington
Matthew Marcon
Md Pham
David Bertschy
Jean Luc BADET
Zachariah Sinkala
Robert Eugene Wright
Steven Mark Clott
Ashraf Mehdi
Cameron McCord
Rob Miller
Katheryn Donica
Christian Atta-Darkwah
Katheryn Donica
Eric Daniel Kassian
Nahiem Hood
Christopher Allen Dowling
Suresh Potluri
Laurett Ellsworth
Rohit Sharma
Jacob Adelman
Milan Gothe
Sandesh Chernenok
Richard W MacArthur
Robert Bender
Joseph A Cusano
Shaun Gindi
Jesse E Knight
David Blankman
Stephen Rose
Lyle Notice
Jordan Johnson
Ricardo Horta
Ben Kalsky
Haney Daryanani
Charles Lee
Derrick Fuller
Philip WILSON
IRA Goldberg
James Scott
Kyle Wong
Terrence Freers
Christopher ONeil
Muriel L Segal
John H. Roskos
Thomas L Mygrant
Karen Emmanuel
Sanjeev Munjal
Steven Zerr
Jared Williams
Robert D Nock
Craig C. Kinsey
Steven Neusse
Neville George
Linda Johnson
Andrzej Olszowka
Gregory Brewster
Grigorios Kipreos
Eddie Virgil
Michael Carlisle
Steve Brady
Joseph Czesnowski
Kevin Zuber
Harold Albaugh
Tyler Morris-Seekins
Adonis Antoniou
Charles Johnson
Ken Kumerle
Kosta Dino
Neil Young
Salman Ali
Daniele Bertucci
Jonathan Kirkman
Jon Chang
Steve Stratton
Jason LeLeux
Johnathon Marshall Taylor
Alexander Torres
Matthew Edwards
Simon Skowronski
Ko Daniel Sakai Pope
Rohit Soni
Alfred R.Lacy
Aaron Murphy
Jackson Turner
Richard Greenwood
Michele Ruberl
Joseph C. Oliver
Jared Bell
Texas Boles
Christopher Jackson
Jude Kidder
Steve Brady
Clinton Mancer
Milo Jury
Davender Bhardwaj
Anton Antokhin
Roosevelt Scott
Craig Vom Lehn
Jonathan Kimball Gallow...
Jim Edlin
James Schmachtenberger
Christian Edward Gruber
Arjun Rai
Harry Metsker
Joseph CHRISTY
John Xie
Pavel Alcocer
Justin Keith Reeger
Balazs Fabian
Spencer Kingman
Girish Amin
Antonio Rincon
Amit Pandya
Arjun Shukla
Kevin Smith
John Allen Clair
Julio Castellan
Francisco Sauceda Jr
Luis Manuel Rivas
Gary Caplan
Michael May
Karen Rodgers Harley
Curtiss Clark
Fred Lowery
Lisa Rodgers
Neville Quarmby
Jade Tao
Harry Elder
Joshua Taylor Killmaier
Michael Swift
Benjamin Hallas
Donald L MORTON
Kevin Zichelli
Neville George
Michael Mazzone Junior
Stanley Forwand
Yoav Getzler
Luis Estrada
Shawn Leonard Waller
David Gillie
Mike Nozaic
Daniel Paona Schwiebert
Lance Keast
Daniele Piccinato
Eane Rodriguez
Joseph Gilchrist
Nina Rossetti
Christopher Loren Jenks
Miles Johnson
Robert Grace
Edward Muegge
Martin Obono Jr
Jesse Bunge
Dennis Hinkfuss
Roosevelt Scott
Charles Mcdonald
Mary L BRACE
Suhardi Abadi
Kyle Johnsen
Peter Koch
John Abulon
John Maxey
Francis Dimaio
Mary Ann Coppola
Jaspreet Grewal
Ross Noone
Kenneth DePaul
Thomas Nguyen
Alice Woolford
Leslie R Smith
Nahiem Hood
Anjam Akbar
Gbolaga AKINBOYEDE
Yeison Flores Chiri
Stephen Bird
David Macario
Jarrod Segura
James Brewster
Soufou Saechao
Joshua Cyr
Michael McLaughlin
Steve Stratton
Chris Heina
Zefren Edior
Michiel Holley
Marc Edwards
Dariusz Mysliwiec
Josh Alkoff
Javier Gomez
Tiki Nelson
Curtis Callaway
David Myers
David Andrew Hughes
Jeffery Morlando
Michael Howden
Daniel P Munoz II
James A Knight Jr
Michael Lee
Jeff Pasquerella
Luis Villarreal
Nathan Curtis
Brugman Aviles
H. Wyatt Hanna, III
Dominique Coleman
Nicolas Rinaldi
Jefferson L. Petersen
Jonathan Woodard
Deborah Schnarr
Michael Fischer
Brian Manley
Daniel Raio
Andres Londono Nino
Jason Catarina
Charles Fuks
Gbolaga AKINBOYEDE
Ronald Olivo Fuentes
Trasey Green
Jason Koob
Aaram A Kumar
Everett C Anderson
Kelton Lochridge
Morris Gelman
Sewlall RAMOO
Benjamin Lane
John Roberts
Joel Wood
Peggy Hoffer
Milosav Zivkovic
Don Jager
Mick Hall
Lebert Dennis
Mark Ferrance
Mahesh Jethwani
Andreas Skevas
Michael DeLaMater
John Dawson
Terrence Kuiper
Keshav Agrawal
Carlos Salas Porras S.
Jonathan Marrs
Samir Mahmood
Carl Hayes
Luis Antonio Badillo Loza...
Michael Assouline

Thank You!

From the Heleum Team



heleum

Pace Ellsworth
CEO



heleum

Taylor Ellsworth
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Taylor Ellsworth	CTO @ Heleum LLC	2017
Pace Ellsworth	CEO @ Heleum LLC	2017

Officers

OFFICER	TITLE	JOINED
Dan Pratt	CMO	2017
Ben Pratt	CIO	2017
Taylor Ellsworth	CTO	2017
Pace Ellsworth	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Taylor Ellsworth	4,125,000 Interest Units	41.3%
Pace Ellsworth	4,125,000 Interest Units	41.3%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Scott Dobbins	08/01/2017	$17,480	$17,480	0.0%		Yes
Nathan Dobbins	08/01/2017	$17,480	$17,480	0.0%		Yes
Laurett Ellsworth	09/01/2017	$120,000	$120,000	0.0%		Yes

Related Party Transactions

Name	Laurett Ellsworth
Amount Invested	$120,000
Transaction type	Loan
Issued	09/01/2017
Outstanding principal plus interest	$120,000 as of 06/2018
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Mother of CEO and founder

These loans are expected to be paid back in the future at the discretion of the company, once funds are sufficient. This investor has also been awarded with equity.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Interest Units	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Cryptocurrencies are volatile, and as such are a risky investment for any prospective investors.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $154,822 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and 9 enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Automated Mesh Trading Algorithm in August 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

You may have limited rights. The Company has not yet authorized preferred units, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including 10 "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Pace Ellsworth and Taylor Ellsworth. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company has had transactions with related parties. During the period from April 06, 2017 (inception) to December 31, 2017, members advanced funds to the Company for operations. Member advances at December 31, 2017 were $154,961. These advances are non-interest bearing.

A legal opinion has been issued on the Company's operations. Heleum's counsel has provided a formal legal opinion stating that the Company operates under a legal business model and is not subject to regulatory oversight as an entity generating revenue via carried interest, but this document is somewhat limited in scope.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive financial technology space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's cash position is relatively weak. The Company currently has only $26,280 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Heleum LLC

- Arizona Limited Liability Company
- Organized April 2017
- 3 employees

2747 E University Dr #30451
Mesa AZ 85213

https://heleum.com

Business Description

Refer to the Heleum profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Heleum has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/heleum/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*